FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Material Fact dated August 25, 2010

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (BOVESPA: CSAN3) (“Cosan”) and COSAN LIMITED (BOVESPA: CZLT11 and NYSE: CZZ) (“Cosan Limited”) announce to their shareholders and to the market that on August 25th, 2010, they have successfully concluded negotiations with Shell International Petroleum Company Limited (“Shell”) and have entered into definitive agreements providing for the creation of a proposed joint venture (the “Joint Venture” or the “JV”) involving certain of their respective assets.

Contributed Assets of Cosan and Shell

As agreed in the memorandum of understanding signed on January 31st, 2010 (the “MOU”), Cosan would contribute certain of its assets and liabilities to the proposed Joint Venture, including the following:

✓	All of its sugar and ethanol mills;
✓	All of its energy co-generation business, including the remaining 8 future co-generation plants not contemplated by the MOU;
✓	Fuel distribution and retail businesses;
✓	Ethanol logistics assets;
✓	Net debt of approximately US$2,524 million and ordinary course working capital liabilities;
✓
Additional debt of R$500 million from BNDES currently used for capital expenditures relating to the sugar and ethanol business from March 31st, 2010 through the closing of the transaction (the “Closing”) (also not contemplated by the MOU);

✓	Contingent contributions from possible future gains at the proposed Joint Venture, estimated to be US$300 million, to be received by Cosan over a period of approximately 5 years.

Shell would contribute certain of its assets to the proposed Joint Venture, including the following:

✓	Brazilian fuel distribution and retail businesses;
✓	Aviation business in Brazil;
✓	Equity stakes in two companies (Iogen and Codexis) involved in the research and development of biomass fuel, including ethanol; and

✓	A capital contribution resulting in cash proceeds to the proposed Joint Venture of approximately US$1,600 million consisting of:
▪
Cash payments of US$1,275 million over a period of two years from the Closing (with interest), equivalent to US$1,625 million net of payments to be made to Shell and its affiliates related to the brand licensing and other ancillary agreements for a period of 10 years; and

▪
Other cash payments and prepayments totaling approximately US$325 million to or on behalf of the proposed Joint Venture in relation to other ancillary arrangements between Shell and its affiliates and the proposed JV.

Excluded Assets of Cosan and Shell

Cosan would retain and therefore, would not contribute to the proposed Joint Venture:

✓	Lubricants manufacturing and marketing business;
✓	Logistics business carried out by Rumo Logística S.A.;
✓	Land prospecting and development business carried out by Radar Propriedades Agrícolas S.A.;
✓	Retail brands such as “Da Barra” and “União”;
✓
Sugar retail brands which would, at Cosan’s election, either be used in a retail sugar business to be operated by Cosan (to the extent negotiated and agreed with Shell before Closing) or licensed to the proposed Joint Venture on a fair market value basis; and

✓	The right to conduct its own sugar trading business globally.

Shell would not contribute to the proposed JV:

✓	E&P, chemicals and gas and power businesses in Brazil;
✓	Lubricants manufacturing and marketing business;
✓	Trading business; and
✓	The “Shell” brand (which will be licensed to the proposed JV for use in its downstream business, including retail in Brazil as agreed).

Scope of the Joint Venture

Shell and Cosan have agreed since the MOU to broaden the scope of the proposed JV to become a global player in sugar cane-based ethanol and sugar production. Therefore, Shell, Cosan and their respective affiliates will be prohibited from competing with the proposed JV as long as they remain shareholders of the proposed JV (subject to customary exceptions).

JV Corporate Structure

The proposed Joint Venture will consist of three separate legal entities:

(1)
Sugar & Ethanol Company which will, among other things, conduct the production of sugar and ethanol, as well as all co-generation activities. Cosan and Shell will each own 50% common equity interest in this entity.  In addition, Cosan will own 51% of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell will own 49% of this entity’s voting shares;

(2)
Downstream Company which will conduct the supply, distribution and sale of fuels in Brazil. The resulting company will have a network of about 4,500 fuel stations throughout Brazil, becoming the third largest fuels retailer in the country, with strong potential for future growth.  Cosan and Shell will likewise each own 50% common equity interest in this entity.  In this case, however, Cosan will own 49% of the voting shares, whereas Shell will own 51% of the voting shares of this entity. Each party will also hold preferred shares bearing preferential dividend rights in certain circumstances; and

(3)
Management Company which will be the proposed JV’s face to the market and will facilitate the building of a unified corporate culture. Cosan and Shell will each own 50% of the equity and voting interests in this company.

Corporate Governance

The supervisory board will be comprised of six members: three nominated by Cosan, with Mr. Rubens Ometto Silveira Mello acting as chairman, and three nominated by Shell. Decisions by the supervisory board will generally be made by majority vote. Certain more significant matters, however, will require the consent of five of the six or four of the six members. The agreements also provide for certain appointment and other governance rights for the parties.

Call and/or Put Options

Cosan and Shell will grant each other reciprocal call options. On the 10th anniversary of the Closing, Shell will have a call option to buy half or all of Cosan' equity interests in the proposed Joint Venture. Cosan will have the right to elect whether it would sell half or all of its JV interests in the JV to

Shell after the exercise of Shell's option in year 10. On the 15th anniversary of the Closing, one party would have the right to buy all or a portion of the other party’s equity stake in the proposed Joint Venture. The options’ exercise prices will be based on the value of the equity interests in the proposed Joint Venture at the time of the option exercise, determined by using a customary appraisal and dispute resolution process based on the fair market value of the proposed Joint Venture at the time the options are exercised. There will also be call and put options in certain other limited circumstances, including in the event of a fundamental breach (as defined in the agreements) by either party (at an agreed discount to fair market value) and in the case of the death or disability of Cosan’s Chairman, Rubens Ometto Silveira Mello (at fair market value).

Lock-up Periods

There will be transfer restrictions on the interests of the shareholders in the proposed Joint Venture until the lapse of the options described above. There will also be restrictions on any transfers of controlling interests in Cosan and Cosan Limited during certain periods in order to give effect to the options related to the interests of each party in the proposed Joint Venture.

Miscellaneous

The formation of the proposed Joint Venture is expected to occur in the first half of 2011 and is subject to customary closing conditions, including receipt of required governmental approvals and absence of a material adverse change for each party and certain other matters.

The proposed JV will be proportionally consolidated according to BRGAAP / IFRS rules.  It is also expected that the proposed JV will adopt a management compensation plan at the Closing which will be in place for the life of the proposed Joint Venture.

With the transaction terms agreed, Shell and Cosan, which remain as competitors, will now focus on securing required regulatory approvals and then starting the integration planning before launching the proposed Joint Venture.

São Paulo, August 25th, 2010

Marcelo Eduardo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 26, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer